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                                                                     EXHIBIT 3.1

                       CERTIFICATE OF OWNERSHIP AND MERGER
                                     MERGING
                            JANUS CAPITAL CORPORATION
                                  WITH AND INTO
                             STILWELL FINANCIAL INC.

                  Pursuant to Section 253 of the General Corporation Law of the State of Delaware (the "DGCL"), Stilwell Financial Inc., a Delaware corporation ("Stilwell"), hereby certifies the following information relating to the merger of Janus Capital Corporation, a Colorado corporation ("JCC"), with and into Stilwell (the "Merger"):

                  FIRST: Immediately prior to the execution of this Certificate of Ownership and Merger, and the Merger provided for herein, Stilwell owned at least 90% of the outstanding shares of each class of capital stock of JCC that, absent Section 253 of the DGCL, would be entitled to vote on the Merger.

                  SECOND: An Agreement and Plan of Merger dated as of August 30, 2002 (amended and restated as of December 11, 2002) (the "Merger Agreement"), between Stilwell and JCC, setting forth the terms and conditions of the Merger, has been approved, adopted, certified, executed and acknowledged by each of Stilwell and JCC. A copy of the resolutions of the Board of Directors of Stilwell dated as of August 30, 2002 and December 11, 2002, approving the Merger Agreement and the Merger and matters relating thereto (collectively, the "Resolutions of Merger"), is attached hereto as Exhibit A.



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                  THIRD: Stilwell shall be the surviving corporation with
respect to the Merger (the "Surviving Corporation"). As set forth in the Resolutions of Merger and in accordance with Section 253(b) of the DGCL, effective upon the effective date of the Merger, the name of the Surviving Corporation shall be changed from "Stilwell Financial Inc." to "Janus Capital Group Inc.".

                  FOURTH: Each share of JCC common stock that is not owned by Stilwell immediately prior to the Merger shall be converted into that number of validly issued, fully paid and nonassessable shares of common stock, par value $0.01, of the Surviving Corporation as is equal to an exchange ratio to be determined by the Board of Directors of the Surviving Corporation based on the fair market value of shares of JCC common stock immediately prior to the Merger and the average per share closing price of shares of Stilwell common stock, as reported on the New York Stock Exchange Composite Transactions Tape (as reported by The Wall Street Journal (Northeast Edition), or, if not reported thereby, any other authoritative source), for the five (5) trading days immediately preceding the effective date of the Merger.

                  FIFTH: This Certificate of Ownership and Merger, and the Merger provided for herein, shall become effective at 2:01 a.m., Eastern Standard time, on January 1, 2003.



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                  IN WITNESS WHEREOF, Stilwell has caused this Certificate of
Ownership and Merger to be executed this 20th day of December, 2002.

                                       STILWELL FINANCIAL INC.


                                       By: /s/ Landon H. Rowland
                                          --------------------------------------
                                          Landon H. Rowland
                                          Chairman of the Board, President and
                                          Chief Executive Officer